Mail Stop 6010

May 7, 2007

Ms. Molly Henderson
Chief Executive Officer
Virtualscopics, Inc.
350 Linden Oaks
Rochester, New York 14625

> **Re: Virtualscopics, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **File No. 000-52018**

Dear Ms. Henderson:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 17

-Results of Operations for the Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 18

-General and Administrative, page 19

1.   We note that you present multiple non-GAAP financial measures here, including general and administrative expense excluding the impact of SFAS 123 (R) and net loss excluding the impact of SFAS 123 (R). While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

Item 8A. Controls and Procedures, page 28

2.   We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures "are ineffective as of December 31, 2006 as it relates to stock-based compensation." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or ineffective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to only provide a conclusion on the effectiveness of your disclosure controls and procedures for stock-based compensation.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

-Right to Use Equipment, page F-8

3.   We your disclosures here and on page F-22 that you have capitalized the right to use certain machinery owned by University of Rochester for a period of seven years, which was based on usage over the life of the agreement. Please tell us and revise future filings to clarify how you accounted for the sale of the equipment and the right to use the equipment. Discuss how you determined the amount to capitalize and your basis for amortizing this based on the usage over the life of the agreement. Cite the accounting literature relied upon in reaching your conclusion and explain how you applied that literature to your facts and circumstances.

-Impairment of Long-Lived Assets, page F-8

4.   Please tell us and revise future filings to explain if you have tested your long-lived assets, including your patents, for recoverability and the results of your analysis under paragraphs 8-24 of SFAS 144. If you have not performed a recoverability test for your long-lived assets, please explain why you did not since it appears that you meet certain of the conditions outlined in paragraph 8 of SFAS 144.

-Revenue Recognition, page F-9

5.   Please revise your future filings to clearly disclose the multiple elements that your sales arrangements contain and how you recognize revenue related to each multiple element. Refer to the guidance in SAB Topic 13, EITF 00-21, and SOP 97-2, as amended by SOP 98-9.

-Stock-Based Compensation, page F-10

6.   We note that you use the Black Scholes model to determine the fair value of your stock options for the year ended December 31, 2006. Please revise your future filing to disclose how you determined the assumptions utilized with the model including your expected volatility. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

7.   In future filings please provide the disclosures in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, "Critical Accounting Estimates," in SEC Release No. FR-72 related to your stock option plans and employee stock purchase plan.

Note 7. Equity Transactions, page F-16

8.   We note that you have issued Series A convertible preferred stock and warrants to
        purchase common stock. In order to enhance an investors' understanding related to these
        equity instruments, please revise your future filings how you determined the
        classification of the instrument and the accounting associated with each instrument
        included any embedded derivatives in order to comply with US GAAP. Refer to the
        guidance in EITF Topic D-98, SFAS 133, EITF 00-19, and EITF 00-27, and EITF 98-5.

Note 10. Related Parties, page F-21

9.   We note your disclosure here regarding the significant equity interest in the company
        held by Pfizer. Separately, we note your disclosures on page 8 regarding the percentage
        of sales to Pfizer. Please revise future filings to provide all of the disclosures required by
        paragraphs 2-4 of SFAS 57.

Form 8-K Filed on February 13, 2007

Exhibit 99.1

10.   We note that you present certain non-GAAP measures, including net loss excluding non-
        cash compensation expense. In future filings, when presenting non-GAAP measures,
        please provide all of the disclosures required by Regulation G, Item 10(e) of Regulation
        S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP
        Financial Measures (available on our website at
        http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

                We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief